Exhibit 99.1

24 March 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Results of General Meeting

Share Consolidation, Change of Name, Adoption of New Articles and Cancellation of Admission to Trading on AIM

Midatech Pharma PLC (AIM: MTPH; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that at the general meeting of the Company held earlier today (the “General Meeting”), all resolutions put to the Company’s shareholders (“Shareholders”) were duly passed.

The full text of, inter alia, the resolutions proposed and passed at the General Meeting can be found in the Company’s Shareholder Circular and Notice of General Meeting (the “Circular”) which was published and posted to Shareholders on 7 March 2023 and is available on the Company's website at www.midatechpharma.com.

Share Consolidation

At the General Meeting, Shareholders approved, inter alia, the Share Consolidation, as detailed in the Circular.

The Share Consolidation consists of a consolidation of the ordinary shares of £0.001 each in the capital of the Company (the “Ordinary Shares”), such that every 20 Ordinary Shares will be consolidated into one new ordinary share of £0.02 nominal value each (the “Consolidated Ordinary Shares”).

Following the Share Consolidation, the Company will have a single class of ordinary shares of £0.02 each in issue, being the Consolidated Ordinary Shares.

Also effective on or around 27 March 2023, the ratio of the Company’s American Depositary Shares (“ADSs”) will change from one ADS representing 25 Ordinary Shares to one ADS representing five Consolidated Ordinary Shares, with new CUSIP 59564R609. No fractional ADSs will be allocated. The aggregate fractional ADSs, if any, will be sold and the net proceeds will be distributed to the entitled ADS holder. The Company’s depositary, The Bank of New York Mellon, will contact ADS holders and arrange for the exchange of their existing ADSs for new ADSs.

Admission of the Consolidated Ordinary Shares to trading on AIM

Application has been made to the London Stock Exchange plc for the admission to trading on AIM of the Consolidated Ordinary Shares, which is expected to become effective and dealings commence at 8.00 a.m. on or around 27 March 2023 (the “Consolidation Admission”).

Change of Name

Following approval by Shareholders of the relevant resolution, Midatech's name will be changed to Biodexa Pharmaceuticals PLC on or around 27 March 2023. The new AIM Symbol/TIDM will be "BDRX" once the name change is effected, and the new trading symbol on NASDAQ is expected to also be "BDRX".

AIM Cancellation and Adoption of New Articles

Further to today’s approval by Shareholders, the admission of the Ordinary Shares to trading on AIM will be cancelled (the “AIM Cancellation”), although trading on NASDAQ in the ADSs will be maintained.

The AIM Cancellation is expected to take place approximately one month following today’s General Meeting, on 26 April 2023, in order to give Shareholders sufficient time to convert their Consolidated Ordinary Shares into ADSs, should they wish to do so. Shareholders are recommended to refer to the Circular and the ‘Frequently Asked Questions’ document that accompanied the Circular, which is available on the Company’s website and addresses further questions in respect of the implications of the AIM Cancellation in relation to holdings of Consolidated Ordinary Shares.

In order to facilitate the Company’s sole remaining listing on NASDAQ, the Company will adopt New Articles with effect from the AIM Cancellation, which were also approved at today’s General Meeting.

Total Voting Rights, ISIN, SEDOL and Par Value

The Consolidated Ordinary Shares have a new ISIN and SEDOL code, and the number of total voting rights in the Company’s issued ordinary share capital will decrease as a result of the Share Consolidation.

Accordingly, upon the Consolidation Admission, the Company’s issued share capital will consist of 8,667,337 Consolidated Ordinary Shares each with one voting right. The Company does not hold any ordinary shares in treasury. This figure may be used by Shareholders in the Company as the denominator for the calculation by which they may determine if they are required to notify their interest in, or change to their interest in, the share capital of the Company under the FCA’s Disclosure Guidance and Transparency Rules. In addition, the ISIN and SEDOL code of the Consolidated Ordinary Shares will be GB00BNGF1L75 and BNGF1L7, respectively.

Unless otherwise defined, capitalised terms used in this announcement have the same meanings as ascribed to them in the Circular sent to Shareholders dated 7 March 2023.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. The Company wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that the Company shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange’s AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.